FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 6, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] informs that

On September 03, 2010 WBD Foods has fulfilled its bonds retirement obligation (bonds series 03 issue, state registration № 4-03-06005-A, registered on “17” January 2008, in total amount of 5 000 000 (five million) bonds par value 1000 (one thousand) rubles of each bond)

Pursuant to the offer requirements and corresponding demands of the bondholders WBD Foods has acquired 2 155 124 (two million one hundred fifty five thousand one hundred twenty four) bonds under the price equal to 100% of the nominal value that amounts 2 156 007 600 (two billion one hundred fifty six million seven thousand six hundred) rubles 84 (eighty four) kopeks including accrued coupon interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Styazkin Sergey
		Name:	Styazkin Sergey
		Title:	Representative according to Power of Attorney
Wimm-Bill-Dann Foods OJSC

Date:	September 6, 2010